NEWS RELEASE

TSX Trading Symbol: BZA

AMERICAN BONANZA TO HOST CONFERENCE CALL

October 16, 2006 – American Bonanza Gold Corp. (TSX: BZA, FWB: AB2) (“Bonanza”) has scheduled a conference call for Wednesday, October 18, 2006 at 10:00 am PST. Members of the news media, the investment community and the general public are welcome to join Brian Kirwin, President and CEO and Giulio Bonifacio, Executive Vice President and CFO, as they provide an overview of the Company’s activities. Questions will be fielded at the end of the session. Questions can also be submitted in advance via email to info@americanbonanza.com.

Participants can access the call by dialing 1-866-585-6398 (North America toll-free) or 416-849-9626 (local and international). Participants are encouraged to call five to ten minutes prior to the start of the call, when they will be asked to provide their name, company and phone number.

The call is also being webcast by Vcall and can be accessed through the American Bonanza website at www.americanbonanza.com.

Replays of the call will be available until October 24, 2006 by dialing 1-866-245-6755 (North America toll-free) or 416-915-1035 (local and international) with the Conference ID number: 645052

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

For further information call:	OR:
Longview Strategies Incorporated	Giulio T. Bonifacio, Director
Attention: Michael Rodger	Phone: 604-699-0023
Phone: 604-681-5755
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com